SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2004

Commission File Number: 000-30348

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A

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The press releases attached as Exhibits 10.1 and 10.2 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

1 Press Release:  ECtel Agrees to Sell Government Surveillance Business to Verint. Dated February 9, 2004.

2 Press Release:  ECtel Reports Results of the Fourth Quarter and Full Year of 2003. Dated February 9, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: /s/ Avi Goldstein

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  February 9, 2004

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EXHIBIT INDEX

Exhibit No. Exhibit

1                                                        Press Release:  ECtel Agrees to Sell Government Surveillance Business

                               to Verint. Dated February 9, 2004.

2 Press Release:  ECtel Reports Results of the Fourth Quarter and Full Year     of  2003. Dated February 9, 2004.

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exhibit 1

FOR IMMEDIATE RELEASE

ECTEL AGREES TO SELL GOVERNMENT SURVEILLANCE BUSINESS TO VERINT

-- Transaction Valued at Approximately $35M in Cash --

Petah Tikva, Israel - February 9, 2004 - ECtel Ltd. (NASDAQ: ECTX) today announced that it has signed a definitive agreement to sell its Government Surveillance business to Verint Systems Inc. (NASDAQ: VRNT) for approximately $35 million in cash.  According to the terms of the transaction, the Company will transfer to Verint various assets and liabilities relating to its Government Surveillance business. Most of the employees of the transferred business are expected to join Verint at closing. In connection with the transaction the parties will enter into several agreements that address the transition of the business to Verint and the future allocation of relevant technologies and other assets and liabilities. It is expected that the impact of the transaction and the related agreements will be recorded in the Company`s first quarter financial statements. The transaction is subject to customary closing conditions, including regulatory approvals.

Mr. Doron Inbar, Director of ECtel and CEO of ECI Telecom (NASDAQ: ECIL), ECtel's controlling shareholder, said,  "Following the transaction, ECtel will be able to refocus on its core telecom business. With talented and experienced employees, a large installed base, leading-edge technologies and a strong cash position, ECtel is well-positioned. Under its new management, the Company intends to formulate a comprehensive recovery plan aimed at returning it to growth and profitability and enabling it to fulfill its potential."

- - end - -

Notes:

ECtel Ltd.

ECtel is a leading global provider of cutting-edge Monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by  telecommunications operators for Fraud Prevention, Revenue Assurance and Quality of Service. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the ability to satisfy the conditions to the completion of the sale of the government surveillance business, the ability of the Company`s new management to formulate and implement a recovery plan, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.       ECtel Ltd.

Avi Goldstein   Chris Denis

Senior Vice President and CFO   Investor Relations Coordinator

Tel:  +1-301-354-1113   Tel:  954-351-4492

Fax: +1-301-428-0505     Fax: 954-351-4430

Email: avig@ectel.com   Email: chrisd@ectel.com

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EXHIBIT 2

FOR IMMEDIATE RELEASE

ECTEL REPORTS RESULTS OF THE FOURTH QUARTER
AND FULL YEAR OF 2003

Petah Tikva, Israel - February 9, 2004 - ECtel Ltd. (NASDAQ: ECTX) today reported financial results for the fourth quarter and full year ended December 31, 2003.

In a separate press release, the Company today announced that it has signed a definitive agreement to sell its Government Surveillance business to Verint Systems Inc. (NASDAQ: VRNT) for approximately $35 million in cash. The results of the Government Surveillance business, for all periods presented, have been categorized as "Net income (loss) from discontinued operations" in the Company`s Consolidated Statements of Income.

Revenues for the fourth quarter of 2003, excluding the Government Surveillance business, were $5.6 million, compared with $7.9 million for the third quarter of 2003 and $11.5 million for the fourth quarter of 2002.

Net loss for the fourth quarter of 2003 was $11.6 million, or $0.65 per share, compared with a net loss of $11.5 million or $0.64 per share for the third quarter of 2003 and net income of $4.4 million, or $0.24 per diluted share, for the fourth quarter of 2002.

Revenues for the year ended December 31, 2003, excluding the Government Surveillance business, were $28.9 million, compared with $52.4 million in 2002.

Net loss for 2003 was $40.7 million, or $2.26 per share, compared with net income of $17.3 million, or $0.93 per fully diluted share, for 2002.

The results reflect the ongoing trends which affected the Company`s performance throughout 2003, together with the impact of the extended negotiations, reorganization activities, and management transition that preceded the agreement to sell  the Company`s Government Surveillance business.

After the close of the quarter, the Company`s Board of Directors announced that Aharon Shech, ECtel's CEO for the past seven years, will be stepping down from his position.  Eitan Naor has been appointed as the Company's new President and CEO, and will assume the position on February 15, 2004.

- end - -

Notes:

ECtel Ltd.

ECtel is a leading global provider of cutting-edge monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel`s cost-effective systems are used by telecommunications operators for Fraud Prevention, Revenue Assurance and Quality of Service.

ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the ability to satisfy the conditions to the completion of the sale of the government surveillance business, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0505	Fax: 954-351-4430
Email: avig@ectel.com	Email: chrisd@ectel.com

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ECtel Ltd.
Consolidated Statements of Income (loss)
$ in thousands except share and per share data

	Year ended December 31,		Three months ended December 31,		Three months ended September 30,
	2002	2003	2002	2003	2003
	(Audited)		(Unaudited)
Revenues	52,426	28,857	11,503	5,578	7,860
Cost of revenues	22,364	17,454	3,689	3,825	4,973

Gross profit	30,062	11,403	7,814	1,753	2,887

Research and development costs - net	9,152	10,078	1,795	2,311	3,412
Selling and marketing expenses	13,687	14,297	3,348	3,418	3,988
General and administrative expenses	8,903	16,974	3,280	4,769	4,602
Goodwill impairment	-	6,019	-	-	-

Operating loss	(1,680)	(35,965)	(609)	(8,745)	(9,115)

Financial expenses (income), net	(269)	(192)	(56)	(116)	27
Other expenses (income), net	13	(3)	18	5	(3)

A.      Loss from continuing operations before taxes on income

	(1,424)	(35,770)	(571)	(8,634)	(9,139)

Taxes on income (tax benefit)	(29)	38	(3)	(53)	29

B.      Net loss from continuing operations

	(1,395)	(35,808)	(568)	(8,581)	(9,168)

C.      Net Income (loss) from discontinued operations

	18,715	(4,867)	4,950	(3,009)	(2,318)

D.      Net Income (loss)

	17,320	(40,675)	4,382	(11,590)	(11,486)

Earnings (loss) per share:
Basis earnings (loss) per share for:
Continuing operations	(0.08)	(1.99)	(0.03)	(0.48)	(0.51)
Discontinued operations	1.05	(0.27)	0.27	(0.17)	(0.13)

E.      Basic earnings (loss) per share

	0.97	(2.26)	0.24	(0.65)	(0.64)

Weighted average number of shares outstanding used to compute basic earnings (loss) per share	17,802,492	17,967,082	17,893,069	17,992,062	17,978,315

Diluted earnings (loss) per share for:
Continuing operations	(0.08)	(1.99)	(0.03)	(0.48)	(0.51)
Discontinued operations	1.01	(0.27)	0.27	(0.17)	(0.13)
Diluted earnings (loss) per share	0.93	(2.26)	0.24	(0.65)	(0.64)

Weighted average number of shares outstanding used to compute diluted earnings (loss) per share	18,551,836	17,967,082	18,346,918	17,992,062	17,978,315

ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

		December 31,
		2002	2003
		(Audited)

Assets

Current assets:

Cash and cash equivalents (including marketable bonds)		52,786	27,964
Short term deposit		-	2,006
Receivables:
Trade		47,959	29,940
Other		4,511	3,378
Related parties	(*)	1,234	35
Recoverable costs and estimated
earnings, not yet billed		10,899	7,175
Inventories		5,776	6,386

Total current assets		123,165	76,884

Long-term marketable securities		-	6,271

Long-term receivables and deposits, net of current maturities		5,601	786

Property, plant and equipment
Cost		10,934	10,438
Less - Accumulated depreciation		5,558	6,265

		5,376	4,173

Goodwill		16,348	10,329

Other assets		1,378	727

Assets - discontinued operations		-	2,337

Total assets		151,868	101,507

(*) Reclassified

ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

		December 31,
		2002	2003
		(Audited)

Liabilities and shareholders' equity

Current liabilities:

Trade payables		7,097	5,687
Related parties	(*)	1,518	649
Other payables and accrued liabilities		25,950	17,587

Total current liabilities		34,565	23,923

Long-term liability:

Liability for employee severance benefits, net		774	826

Liabilities - discontinued Operations		-	735

Total liabilities		35,339	25,484

Shareholders' equity:
Share capital		211	213
Capital surplus		72,291	72,458
Retained earnings		44,027	3,352

Total Shareholders` equity		116,529	76,023

Total Liabilities and shareholders' equity		151,868	101,507

(*) Reclassified

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